Filed Pursuant to Rule 424(b)(3)

Registration Number 333-136111

PROSPECTUS

235,401 Shares

Common Stock

____________________________

This prospectus relates to the resale of common stock that we issued and sold to the selling shareholders listed on page 9. We will not receive any proceeds from the sale of the shares by the selling shareholders.

The selling shareholders, or their pledgees, donees, transferees or other successors-in-interest, may offer the common stock through public or private transactions, at prevailing market prices or at privately negotiated prices. Selling stockholders may sell the offered shares of common stock directly or through agents or broker-dealers acting as principal or agent, or in a distribution by underwriters. If they use agents, underwriters or dealers to sell the offered shares of common stock, we will name them and describe their compensation in a supplement to this prospectus.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “YANB.” On September 6, 2006, the last sale price of our common stock was $36.10 per share.

INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 2 BEFORE INVESTING.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits or accounts or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this Prospectus is September 7, 2006

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	2
Cautionary Statement Regarding Forward-Looking Statements	7
Use of Proceeds	7
Selling Shareholders	8
Plan of Distribution	12
Legal Matters	14
Experts	14
Incorporation of Certain Documents by Reference	15
Where You Can Find More Information	16

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. This prospectus is dated September 7, 2006 and the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. You should not assume that the information contained in this prospectus is accurate as of any other date.

We sometimes refer to Yardville National Bancorp as “YNB” or the “Company,” and refer to The Yardville National Bank as the “Bank.” To understand this offering fully, you should read this entire document carefully, including particularly the “Risk Factors” section, as well as the documents identified in the section titled “Where You Can Find More Information.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you also should read carefully the more detailed information set forth in this prospectus, our financial statements and the other information that is included in this prospectus or incorporated by reference in this prospectus.

Our Company

We are a $3.02 billion registered bank holding company headquartered in Hamilton, New Jersey. We provide a broad range of lending, deposit, and other financial products and services. Our strength and emphasis is reflected in our origination of commercial real estate and commercial and industrial loans to small and mid-sized businesses. Headquartered in Mercer County since 1925, we offer relationship-based community banking to customers throughout New Jersey and Eastern Pennsylvania. Our commitment is to provide quality products and exceptional service to our customers, while building long-term, sustainable shareholder value by expanding and extending the YNB franchise into demographically attractive markets. Located in the dynamic central New Jersey business corridor connecting New York City and Philadelphia, we operate 30 full-service branches through our wholly-owned banking subsidiary, The Yardville National Bank.

Our principal and executive offices are located at 2465 Kuser Road, Hamilton, New Jersey 08690. Our telephone number is (609) 585-5100 and our website address is www.ynb.com.

The Offering

Common Stock Offered	235,401 shares
Common Stock Outstanding After the Offering	11,008,711 shares
Use of Proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.
Dividends	Our annualized dividend over the past four quarters has been $0.46 per share.
NASDAQ Global Select Market Symbol	YANB

In addition, at July 26, 2006, the number of shares outstanding after this offering excludes 1,516,166 shares reserved for issuance under our stock option plans (of which options to purchase 810,612 shares at a weighted average price of $18.32 were outstanding), 68,500 shares reserved for issuance upon exercise of outstanding stock warrants exercisable at a price of $12.00 per share, which expire on June 22, 2010, and 180,594 shares held in our treasury.

RISK FACTORS

You should carefully consider the risk factors listed below. These risk factors may cause our future earnings or our financial condition to be less favorable than we expect. This list includes only the risk factors that we believe are most important and is not a complete list of risks. Other risks may be significant, and the risks listed below may affect us to a greater extent than indicated. You should read this section together with the other information in this prospectus and the documents that are incorporated into this prospectus by reference.

We may not be able to continue to grow our business, which may adversely impact our results of operations.

During the last five years, our total assets have grown substantially from $1.94 billion at December 31, 2001 to $2.96 billion at December 31, 2005. Our business strategy calls for continued expansion, but we do not anticipate growth to continue at this rate. Our ability to continue to grow depends, in part, upon our ability to open new branch locations, successfully attract deposits to existing and new branches, and identify favorable loan and acquisition opportunities. In the event that we do not continue to grow, our results of operations could be adversely impacted.

We may not be able to manage our growth, which may adversely impact our financial results.

As part of our expansion strategy, we plan to open new branches in our existing and target markets. However, we may be unable to identify attractive locations on terms favorable to us or to hire qualified management to operate the new branches. In addition, the organizational and overhead costs may be greater than we anticipated or we may not be able to obtain the regulatory approvals necessary to open new branches. New branches may take longer than expected to reach profitability, and we cannot assure that they will become profitable. The additional costs of starting new branches may adversely impact our financial results.

Our ability to manage growth successfully will depend on whether we can continue to fund this growth while maintaining cost controls and asset quality, as well as on factors beyond our control, such as national and regional economic conditions and interest rate trends. If we are not able to control costs and maintain asset quality, such growth could adversely impact our earnings and financial condition.

We may require additional capital in the future, but that capital may not be available when it is needed.

We are required by Federal regulatory banking authorities to maintain adequate levels of capital to support our operations. We may at some point need to raise additional capital to comply with regulatory requirements, including requirements under the Bank’s agreement with the OCC, or to support continued growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside of our control, and on our financial performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on favorable terms. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired.

Our exposure to credit risk, because we focus on commercial lending, could adversely affect our earnings and financial condition.

There are certain risks inherent in making loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in the economy, risks inherent in dealing with borrowers and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

Commercial loans are generally viewed as having a higher credit risk than residential real estate or consumer loans because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Commercial and industrial loans and commercial real estate loans, which comprise our commercial loan portfolio, were 82.5% of our total loan portfolio at December 31, 2005. Construction and development loans, which are included as part of our commercial real estate loans, were 14.0% of our total loan portfolio at December 31, 2005. Construction financing typically involves a higher degree of credit risk than commercial mortgage lending. Risk of loss on a construction loan depends largely on the accuracy of the initial estimate of the property’s value at completion of construction compared to the estimated cost (including interest) of construction. If the estimated property value proves to be inaccurate, the loan may be undersecured.

Because our loan portfolio contains a significant number of commercial real estate loans and commercial and industrial loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could cause an increase in the provision for loan losses and an increase in loan charge offs, which could adversely impact our results of operations and financial condition.

Adverse economic and business conditions in our market area may have an adverse effect on our earnings.

Substantially all of our business is with customers located within Mercer County, New Jersey and contiguous counties. Generally, we make loans to small and mid-sized businesses, most of which depend on the health of the regional economy for their success. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. Adverse economic and business conditions in our market area could reduce our growth rate, affect our borrowers’ ability to repay their loans and, consequently, adversely affect our financial condition and performance. Further, we place substantial reliance on real estate as collateral for our loan portfolio. A sharp downturn in real estate values in our market area could leave many of our loans undersecured. If we are required to liquidate the collateral to satisfy the debt securing a loan during a period of reduced real estate values, our earnings could be adversely affected.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease.

In an attempt to mitigate any loan losses we may incur, we maintain an allowance for loan losses based on, among other things, national and regional economic conditions, and historical loss experience and delinquency trends among loan types. However, we cannot predict loan losses with certainty and we cannot assure you that charge offs in future periods will not exceed the allowance for loan losses. In addition, banking regulatory agencies, as an integral part of their examination process, review our allowance for loan losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Factors that require an increase in our allowance for loan losses could reduce our earnings.

Loss of our key personnel or an inability to hire and retain qualified personnel could adversely affect our business.

Our future operating results are substantially dependent on the continued service of our senior and executive management team. The loss of key personnel could have a negative impact on our banking operations because of the loss of their business development skills, lending expertise and community involvement, among other things. Our success also depends on the experience of our branch managers and our lending officers and on their relationships with the communities they serve. Although we have employment agreements with certain key personnel, our employees may voluntarily terminate their employment at any time. We cannot assure you that we will be able to retain our key personnel or attract the qualified personnel necessary for the management of our business, which could negatively impact our business and financial results.

Changes in interest rates may adversely affect our earnings and financial condition.

Our net income depends primarily upon our net interest income. Net interest income is the difference between interest income earned on loans, investments and other interest-earning assets and the interest expense incurred on deposits and borrowed funds.

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce our net interest income. Likewise, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce our net interest income. We are unable to accurately predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets.

We may not be able to successfully integrate acquisitions, which may adversely affect our business.

We intend to consider future strategic acquisitions, some of which could be material to us and which may include companies that are substantially equivalent or larger in size compared to us. We continually explore and conduct discussions with third parties regarding possible acquisitions. As of the date of this prospectus, however, we have not entered into any definitive agreement and we do not have any definitive plans relating to any specific acquisitions.

We will have to integrate any acquisitions into our business. The difficulties of combining the operations, technologies and personnel of companies we acquire include coordinating and integrating geographically separated organizations and integrating personnel with diverse business backgrounds. We may not be able to effectively manage or integrate the acquired companies. Further, we may not be successful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. Our efforts to integrate these businesses could be affected by a number of factors beyond our control, such as regulatory developments, general economic conditions and increased competition. In addition, the process of integrating these businesses could cause an interruption of, or loss of momentum in, the activities of our existing business and the loss of key personnel and customers. The diversion of management’s attention and any delays or difficulties encountered in connection with the transition and integration of these businesses could negatively impact our business and results of operations. Further, the benefits that we anticipate from any acquisitions may not be obtained.

Competition from other financial institutions in originating loans and attracting deposits may adversely affect our profitability.

We face substantial competition in originating loans. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that we originate and the interest rates we may charge on these loans.

In attracting deposits, we face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns, better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations and increase our cost of funds.

We also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our operations. As a result, such non-bank competitors may have advantages over us in providing certain products and services. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our earnings and financial condition.

Government regulation significantly affects our business.

The banking industry is extensively regulated. Banking regulations are intended primarily to protect depositors, and the FDIC deposit insurance funds, not shareholders. We are subject to regulation and supervision by the Federal Reserve Bank. The Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency and, as discussed under the heading “Regulatory Matters” in Part I, Item 3 of our most recent Annual Report on Form 10-K, which is incorporated herein by reference, is party to an agreement with the OCC. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and growth. The bank regulatory agencies possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. We are subject to various regulatory capital requirements, which involve both quantitative measures of our assets and liabilities and qualitative judgments by regulators regarding risks and other factors. Failure to meet minimum capital requirements or comply with other regulations or provisions of our agreement with the OCC could result in actions by regulators that could adversely affect our ability to pay dividends or otherwise adversely impact operations. In addition, changes in laws, regulations and regulatory practices affecting the banking industry may limit the manner in which we conduct our business. Such changes may adversely affect us, including our ability to offer new products and services, obtain financing, attract deposits, make loans and achieve satisfactory spreads and impose additional costs on us. The Bank is also subject to a number of Federal laws which, among other things, require it to lend to various sectors of the economy and population, and establish and maintain comprehensive programs relating to anti-money laundering and customer identification. The Bank’s compliance with these laws will be considered by the Federal banking regulators when reviewing bank mergers and bank holding company acquisitions or the commencement of new activities or new investments. As a public company, we are also subject to the corporate governance standards set forth in the Sarbanes-Oxley Act of 2002, as well as the rules or regulations promulgated by the SEC or Nasdaq Stock Market.

Our disclosure controls and procedures and our internal controls over financial reporting may not achieve their intended objectives.

Our system of internal controls, however well designed and operated, can provide only reasonable assurance, and not absolute assurance, that the objectives of the internal control system will be met. The design of any control system is based, in part, upon the benefits of the control system relative to its costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of controls. In addition, over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. The design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of inherent limitation in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements, which could reduce our ability to effectively compete.

The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

Our information systems are vulnerable to damage that could harm our business.

We rely upon our existing information systems for operating and monitoring all major aspects of our business, including deposit and loan information, as well as various internal management functions. These systems and our operations are vulnerable to damage or interruption from natural disasters, power loss, network failure, improper operation by our employees, security breaches, computer viruses or intentional attacks by third parties. Any disruption in the operation of our information systems could adversely impact our operations, which may affect our results of operations and financial condition.

There is a limited trading market for our common stock; you may not be able to resell your shares at or above the price you pay for them.

Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading in our common stock has substantially less liquidity than many other companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. We cannot provide any assurance that the offering will increase the volume of trading in our common stock.

Future sales of shares of our common stock in the public market, or the perception that such sales may occur, may depress our stock price.

If our existing stockholders sell substantial amounts of our common stock in the public market, or if there is a perception that these sales may occur, the market price of our common stock could decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain statements that are forward-looking. These may include statements that relate to, among other things, profitability, liquidity, loan loss reserve adequacy, plans for growth, interest rate sensitivity, market risk, regulatory compliance, and financial and other goals. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results and, accordingly, from those expressed in any forward-looking statements made by us or on our behalf. Factors that could cause actual results to differ materially from our current expectations include, among other things: the results of our efforts to implement our retail strategy; adverse changes in our loan portfolio and the resulting credit risk-related losses and expenses; interest rate fluctuations and other economic conditions; continued levels of our loan quality and origination volume; our ability to attract core deposits; continued relationships with major customers; competition in product offerings and product pricing; adverse changes in the economy that could increase credit-related losses and expenses; adverse changes in the market price of our common stock; proxy contests and litigation; compliance with laws and regulatory requirements, including our formal agreement with the Office of the Comptroller of the Currency, and compliance with Nasdaq standards; other factors, including those matters discussed in additional detail under the heading “Risk Factors;” and other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

Although forward-looking statements help to provide complete information about us, readers should keep in mind that forward-looking statements may not be reliable. Readers are cautioned not to place undue reliance on the forward-looking statements. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling shareholders pursuant to this prospectus.

SELLING SHAREHOLDERS

The shares of our common stock offered by this prospectus were issued and sold to the selling shareholders in connection with a private transaction in November 2005. The following table sets forth, to our knowledge, certain information regarding the beneficial ownership of our common stock by the selling shareholders as of June 30, 2006. We prepared this table based on the information supplied to us by the selling shareholders named in the table. Beneficial ownership is calculated based upon SEC requirements and is not necessarily indicative of beneficial ownership for any other purpose. The table is based on 11,003,654 shares of our common stock outstanding as of June 30, 2006.

The shares listed under the column “Shares That May Be Offered” in the table below represent the number of shares that may be sold by each selling shareholder pursuant to this prospectus. Pursuant to Rule 416 under the Securities Act, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

We do not know when or in what amounts the selling shareholders may offer shares for sale. The selling shareholders may choose not to sell all or any of the shares offered by this prospectus. Because the selling shareholders may from time to time offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling shareholders after completion of the offering, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling shareholders.

	Common Stock			Common Stock to be
	Beneficially Owned (1)		Shares	Beneficially Owned (1)
	As of June 30, 2006		That May	After Offering
Name	Shares	Percent (2)	Be Offered	Shares	Percent (2)

Patrick M. Ryan (3)	431,617	3.88%	13,491	418,126	3.76%
Jack & Sheryl Morris (4)	413,263	3.75%	53,966	359,297	3.26%
F. Kevin Tylus (5)	245,002	2.22%	6,745	238,257	2.16%
Allen Weingarten	207,971	1.89%	39,125	168,846	1.53%
Laura Hofing (6)	203,249	1.85%	13,491	189,758	1.72%
Lorraine Buklad (7)	172,007	1.56%	2,698	169,309	1.54%
Christopher S. Vernon (8)	92,314	*	13,491	78,823	*
Garrison Enterprises Inc. (9)	49,418	*	8,600	40,818	*
Samuel D. Marrazzo (10)	37,491	*	13,491	24,000	*
Thomas J. Hanford Trust	31,501	*	5,396	26,105	*
Hofing Family Limited Partnership (11)	18,263	*	5,396	12,867	*
Frank & Milli Ricciardelli	13,491	*	13,491	0	*
Randy Csik	12,142	*	12,142	0	*
Peter La Pantages	10,276	*	1,349	8,927	*
James E. Bartolomei (12)	10,102	*	2,698	7,404	*
Bruce Mahon	5,949	*	1,349	4,600	*
Zoffinger Family Limited Partnership	5,396	*	5,396	0	*
Gerald C. Finn	5,396	*	5,396	0	*
Goodman Family Holding LLC	5,396	*	5,396	0	*
Mary Basolis (13)	4,895	*	4,200	695	*
Handfield Properties LLC	2,698	*	2,698	0	*
IVD LLC	2,698	*	2,698	0	*
Mitchell Leff	2,698	*	2,698	0	*

* Represents less than 1% of our outstanding shares of common stock.

(See footnotes on following page)

__________________________

(1)

The number of beneficially owned shares includes shares over which the named person, directly or indirectly through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote, or direct the voting of, such security; or investment power, which includes the power to dispose of, or to direct the disposition of, such security. All shares of a named person are deemed to be subject to that person’s sole voting and investment power unless otherwise indicated.

(2)

Shares issuable upon exercise of options or warrants held by a person which are exercisable within sixty (60) days are deemed to be outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person.

(3)

Includes 123,782 shares issuable upon exercise of options held by Mr. Ryan which are exercisable within sixty (60) days, 1,287 shares held by Mr. Ryan as custodian for his children, 55 shares held by Mr. Ryan’s son, 6,224 shares held by Mr. Ryan’s spouse as to which Mr. Ryan disclaims beneficial ownership, 4,004 shares in the Yardville National Bank Employee Stock Ownership Plan Trust (the “ESOP”) in his own account and 64,175 shares over which Mr. Ryan, as a trustee of the ESOP, shares voting rights with Jay G. Destribats and F. Kevin Tylus. Mr. Ryan is a director and the Chief Executive Officer of YNB and the Bank.

(4)	Includes 10,000 shares issuable upon exercise of warrants held by Mr. and Mrs. Morris which are exercisable within sixty (60) days.
(5)

Includes 25,000 shares issuable upon exercise of options held by Mr. Tylus which are exercisable within sixty (60) days, 1,570 shares held by Mr. Tylus’ spouse as to which Mr. Tylus disclaims beneficial ownership and 4,159 shares held by Mr. Tylus as custodian for his children, and 64,175 shares over which Mr. Tylus, as a trustee of the ESOP, shares voting rights with Mr. Destribats and Mr. Ryan. Mr. Tylus is a director and the President and Chief Operating Officer of YNB and the Bank.

(6)	Mrs. Hofing is the spouse of Sidney L. Hofing, a former director of the Company and the Bank, who resigned effective December 31, 2005.
(7)

Includes 9,000 shares issuable upon exercise of options held by Ms. Buklad which are exercisable within sixty (60) days. Lorraine Buklad is a former director of YNB and the Bank, having resigned effective December 31, 2005.

(8)

Includes 3,000 shares issuable upon exercise of warrants held by Mr. Vernon and 15,000 shares issuable upon exercise of options held by Mr. Vernon, all of which are exercisable within sixty (60) days. Christopher S. Vernon is a director of YNB and the Bank.

(9)

Elbert G. Basolis, Jr., a director of YNB and the Bank, in his individual capacity and as Executor of the Estate of Elbert G. Basolis, Deceased, is a shareholder of Garrison Enterprises Inc. Mr. Basolis shares voting and investment power with respect to the shares, including the power to dispose of the shares, with Robert Tobolski, Sr.

(10)	Includes 9,000 shares issuable upon exercise of options held by Mr. Marrazzo which are exercisable within sixty (60) days. Mr. Marrazzo is a director of YNB and the Bank.
(11)

Sidney L. Hofing, a former director of the Company and the Bank, having resigned effective December 31, 2005, is a limited partner of the Hofing Family Limited Partnership. Gary Hofing, the son of Sidney L. Hofing, and Les Goodman are the co-general partners of the Hofing Family Limited Partnership and share voting and investment power with respect to the shares, including the power to dispose of the shares.

(12)	Includes 6,000 shares issuable upon exercise of options held by Mr. Bartolomei which are exercisable within sixty (60) days. Mr. Bartolomei is a director of YNB and the Bank.
(13)	Mrs. Basolis is the mother of Elbert G. Basolis, Jr., a director of YNB and the Bank.

All of the selling shareholders other than the Thomas J. Hanford Trust, either directly or through their affiliates, are, or have been in the past, customers of, and have had transactions with, the Bank. It is expected that such persons will continue to have such transactions in the future. As of June 30, 2006, certain selling shareholders and their affiliates had outstanding loans from the Bank, none of which was past due or on a nonaccrual status. All deposit accounts, loans, and commitments comprising such transactions were made in the ordinary course of business of the Bank on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons.

Listed below is a summary of other material relationships or transactions with the selling shareholders and their affiliates.

•              In October 2004, upon expiration of the initial five-year term and the second five-year renewal term, the Bank renewed its lease for another five-year term for its Trenton branch office, which is owned by The Lalor Urban Renewal Limited Partnership. The Lalor Company, which is the general partner of the limited partnership, is owned by Sidney L. Hofing, who served as a director of the Company and the Bank from 1997 to 2005. Under the lease, the Bank is obligated to pay approximately $3,100 per month, which includes any common area maintenance expenses.

•              In April 2000, the Bank signed a five-year lease with 3 five-year renewal options for its branch in Marrazzo’s Thriftway in West Trenton, New Jersey. The property is owned by Serenity Point LLC, a limited liability company of which Mr. Marrazzo, a director of the Company and the Bank, is a member. Mr. Marrazzo also owns and operates Marrazzo’s Thriftway. Under the terms of the lease, which was executed prior to Mr. Marrazzo becoming a member of the Board, the Bank is obligated to pay approximately $2,200 per month, which includes any common area maintenance expenses.

•              In July 2000, the Bank signed a ten-year lease with 4 five-year renewal options for the Lawrence branch office. The property is owned by Union Properties LLC, a limited liability company of which Sidney L. Hofing, who served as a director of the Company and the Bank from 1997 to 2005, is a member. Under the terms of the lease, the Bank is obligated to pay approximately $8,700 per month, which includes any common area maintenance expenses. In March 2006, the Bank signed a new 10-year lease, with an unlimited number of one-year renewals, with Union Properties LLC. The payment terms of the new lease are the same as the prior lease.

•              In May 2001, the Bank signed a ten-year lease with 3 five-year renewal options for its Bordentown, New Jersey branch office. The Bank acquired the property from the bankruptcy estate of a borrower and sold the property to BYN, LLC, a limited liability company of which Sidney L. Hofing, who served as a director of the Company and the Bank from 1997 to 2005, is a member. The purchase price was approximately $537,000. Under the terms of the lease, the Bank is obligated to pay approximately $7,000 per month, which includes any common area maintenance expenses.

•              In October 2001, the Bank signed a fifteen-year lease with 3 five-year renewal options for its Hunterdon County Regional Headquarters. The property is owned by FYNB LLC, a limited liability company of which Sidney L. Hofing, who served as a director of the Company and the Bank from 1997 to 2005, previously had an ownership interest and several members of Mr. Hofing’s immediate family, including his spouse, continue to have an ownership interest. Under the terms of the lease, the Bank is obligated to pay approximately $21,800 per month, which includes any common area maintenance expenses. In March 2006, the Bank signed a new lease for its Hunterdon County Regional Headquarters with FYNB LLC, with a 12-year term with 3 five-year renewals. The new lease has an effective date of November 1, 2005. The payment terms of the new lease are the same as the prior lease.

•              In June 2003, the Bank sold its former operations building to Christopher S. Vernon, a director of the Company and the Bank. The purchase price was $650,000 and the Bank recorded a gain of $429,000 in the second quarter of 2003, which is included in other non-interest income in the consolidated statements of income. The Bank leased the basement of the building on a month-by-month basis. Under the terms of that lease, the Bank was required to pay $2,783 per month, which includes any common area maintenance expenses. In February 2005, the Bank ended its lease for this property.

•              In January 2005, the Bank signed a five-year lease with 2 five-year renewal options for its maintenance department center. This property is owned by Lalor Storage LLC, a limited liability company of which Christopher S. Vernon, a director of the Company and the Bank, is a member. Under the terms of the lease, the Bank is required to pay $4,984 per month, which includes any common area maintenance expenses.

•              In April 2005, the Bank signed a fifteen-year lease with two five-year renewal options for its West Windsor Branch. The property is owned by WWM Properties LLC, a limited liability company. Sidney L. Hofing, who served as a director of the Company and the Bank from 1997 to 2005, has an ownership interest in WWM Properties, LLC. Over the initial term of the lease, the Bank is obligated to pay an average of approximately $13,850 per month, which includes any common area maintenance expenses. Lease payments will start when the branch is completed.

•              In March 2006, the Bank signed a ten-year lease effective with an unlimited number of one-year renewals for its Morrisville, PA branch. The lease had an effective date of November 1, 2005. The property is owned by MYNB, LLC, a limited liability company of which Mr. Sidney L. Hofing, who served as a director of the Company and the Bank from 1997 to 2005, is a member. Under the terms of the lease, the Bank is obligated to pay approximately $10,800 per month, which includes any common area maintenance expenses.

•              In January 2006, the Bank signed a one-year lease effective December 1, 2005 for a temporary location for its Cream Ridge Branch located in Plumsted Township, New Jersey. After the initial term expires the lease will be a month-to-month lease pending relocation to the final site. The current location is a 1,900 square foot space in a strip shopping center. The Bank will occupy this space pending the completion of a full service branch to be located on a pad site adjacent to the shopping center. The shopping center and the pad site are owned by Vernon Holdings 101837 LLC. Mr. Vernon a director of the Company and the Bank has an ownership interest in Vernon Holdings 101837 LLC. Under the terms of the lease, the Bank is obligated to pay approximately $3,500 per month, which includes any common area maintenance expenses. A new lease will be negotiated for the pad site in the near future.

•              In January 2005, Patrick L. Ryan, the son of Patrick M. Ryan, the Chief Executive Officer of the Company and the Bank, joined the Bank in the position of Senior Vice President and Strategic Planning Officer. His employment agreement with the Bank includes a base salary of $138,000 together with benefits consistent with these provided to other officers of the same level.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The term “selling shareholders” includes partners, pledgees, donees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling shareholders as a pledge, gift, partnership or similar distribution or other non-sale related transfer. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling shareholders may also make sales in negotiated transactions, including pursuant to one or more of the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	an over-the-counter distribution in accordance with the rules of the NASDAQ Global Select Market; and
•	in privately negotiated transactions.

In connection with distributions of the shares or otherwise, the selling shareholders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;
•	sell the shares short and redeliver the shares to close out such short positions;
•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and
•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition, the selling shareholders may sell all or a portion of the shares that qualify for sale pursuant to Rule 144 of the Securities Act, as amended, rather than pursuant to this prospectus.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling shareholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling shareholders, in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling shareholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling shareholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling shareholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling shareholders who may be affiliates that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, we will distribute a prospectus supplement that will set forth:

•	the number of shares being offered;
•	the terms of the offering, including the name of any underwriter, dealer or agent;
•	the purchase price paid by any underwriter;
•	any discount, commission and other underwriter compensation;
•	any discount, commission or concession allowed or reallowed or paid to any dealer; and
•	the proposed selling price to the public.

All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Pepper Hamilton LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements of YNB and its subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

SEC regulations allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superseded by information set forth herein and information that has been incorporated by reference from more recent documents.

The following documents filed by YNB with the SEC are incorporated in this prospectus by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006, as amended on Form 10-K/A, filed on March 28, 2006;
•

The information required by Part III, Items 10 through 14, of Form 10-K, which is incorporated by reference to our definitive proxy statement for our 2006 annual meeting of shareholders filed on March 31, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006, and for the quarter ended June 30, 2006, filed on August 9, 2006;
•	Our Current Reports on Form 8-K, filed on April 25, 2006, May 23, 2006, June 2, 2006, July 26, 2006, July 28, 2006 and July 31, 2006; and
•

Our Registration Statement on Form 8-A filed on May 17, 1995 describing the terms, rights and provisions applicable to the common stock, including any amendments or reports filed for the purpose of updating such description.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment to this registration statement which indicates that all of the shares of our common stock offered have been sold or which deregisters all such shares then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

You can obtain any of the documents incorporated by reference from the SEC or its Internet website maintained at “www.sec.gov.” Documents incorporated by reference also are available from us without charge, including any exhibits specifically incorporated by reference therein. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:

Yardville National Bancorp

2465 Kuser Road

Hamilton, NJ 08690

Attn.: Daniel J. O’Donnell, Secretary

Telephone: (609) 585-5100

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC’s public reference room at 100 F Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at “www.sec.gov” that contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC, including YNB. You may also find copies of reports, proxy and information statements we file electronically with the SEC via a link to “Investor” from our website at “www.ynb.com.”

We have filed a registration statement on Form S-3 to register the common stock to be sold by the selling shareholders in this offering. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to that registration statement.

235,401 Shares

Common Stock

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PROSPECTUS

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September 7, 2006